Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Transaction with Sprint Transcript Related Presentation Materials

The following transcript and related slides relate to the briefing held on April 30, 2013 by SoftBank Corp. regarding the transaction with Sprint. The briefing was partly conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in the earnings results briefing are included as an attachment to this transcript. A replay of this briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that will be set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, as amended, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between Sprint and SoftBank, Starburst II has filed with the SEC preliminary drafts of a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Following the SEC’s declaring the Registration Statement effective, Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/ prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also will be available, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us—Investors” and then under the heading “Documents and Filings—SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction will also be available, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus. These documents will be available free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SoftBank Press Conference “Transaction with Sprint”

April 30, 2013

Presentation by Masayoshi Son, Chairman & CEO, SoftBank Corp.

So, let make my thinking about our transaction of Sprint acquisition. SoftBank delivers superior value to Sprint shareholders. I am very confident about that. So let me make explanations and presentation about that. So, Sprint said, no, no not Sprint, DISH, Charles Ergen, Mr. Charles Ergen said, their value is superior to our value. So, let’s look at that number in detail. They say SoftBank transaction value is $6.22 and their value is $7. Is it right? Is it true? Is it misleading? I’ll say the number is wrong, totally wrong. It is incomplete and illusory.

So let me explain why it is wrong in detail in my presentation, okay. They are not comparing their number and our number apple-to-apple, okay, totally from different angle. We have to – when we compare those two numbers, we have to compare on apple-to-apple basis. So, I want you to have a deeper understanding of each side offer.

(Slide 4)

I think our number is 21% superior to the offer of DISH. DISH offer is not $7, it is $6.31. Our offer is $7.65, that’s 21% different. We are more premium than their offer, okay. And let me go into detail about that, okay.

(Slide 5)

There are 11 points that I would like to make today.

The first, value, our value is, as I said, 21% premium to their value.

Timing, we can close the transaction at July 1, that’s our expectation. In two months from today, the transaction would finish. The shareholders of Sprint can receive the payment in two months. In the case of DISH offer, it will delay probably one year, could be longer than one year. Their proposal is very complicated. They have their own frequency spectrum. And when you have your spectrum, the other spectrum in U.S. rule, the government officials take a deep look at those frequency situations, spectrum situations and they would like to do all kinds of transaction based on that.

Leverage, we 3.0x, they would be 5.9x. It’s even worse than 5.9x, because their deal is – their deal structure is complicated, very complicated. Our structure is straightforward. Their structure is because of the financing. Dish itself has a lot of debt and they would like to keep their debt as the way it is. And then incremental debt that they would finance for the acquisition of Sprint, they are expecting Sprint to do their financing debt. So Sprint should be acquired by incremental debt burden to Sprint itself. So they would provide two different silos of the structure. That is going to be extremely complicated, especially when you want to get synergies. Two separate companies with two different set of lenders would make it very, very complicated to get the synergies. So, two companies by regulations and by the debt holders’ requirement. Structure would be very difficult.

Financing; we have fully financed. We have all the money already on hand – in hand. Their finance is not committed yet. It’s uncommitted, so lots of uncertainty over there.

Then mobile expertise, as I have explained in my presentation today in the SoftBank result, SoftBank is growing quickest in the world in profit growth. Quickest in the world in terms of many measurements and we’re most profitable EBITDA company ratio wise in the world, among any major Telecoms, we’re number one in the world. Whereas DISH has zero expertise of our mobile industry, okay. That’s number six points, I want to make.

(Slide 6)

The remaining five points.

Synergies, SoftBank not only brings capital. Many people misunderstand SoftBank is bringing only capital. That’s not the case. We’re global scale. In the mobile industry, scale means a lot. Almost you can say scale is everything. You need the scale to get efficiency. We have expertise, okay.

In the case of DISH, they have done zero due diligence on Sprint, zero, none. They have no understanding whatsoever about the detail – the real situation of Sprint. SoftBank already signed a definitive agreement October, September last year. So, already eight months of work we have done. The last several months, we’re doing it every week back and forth. So, we know what is the synergy that we can bring by detail number, detail analysis of both side working of the management together, okay.

The partnering, DISH has lawsuit/litigation history with all their supposed-to-be partners. Their content providers, broadcasting content providers and DISH, they are suing each other, almost with everybody, okay. It’s a very ugly litigation situation. Whereas SoftBank has a proven track record. We have partnership with Apple, Google, Samsung, Nokia, and Ericsson, all of these hi-tech companies, including Intel.

Governance, we talk about the detail of governance. The – it’s Charles Ergen, he is going to have 85% of the voting power, regardless of economic share ownership he has, he would personally can dictate the company’s future with the governance.

Tax, we are more efficient, they are inefficient.

Spectrum, we have a good spectrum, and with Sprint acquiring Clearwire, would be getting a very good portfolio of spectrum, whereas DISH is going to add additional complexity; the frequency that is not industry standard. It’s very difficult frequency, there is no eco system.

So these are the 11 points that I am going to – I would like to point out to all of you to understand. So let’s go more detail.

(Slide 7)

What is the value per share, pre-synergies, okay.

(Slide 8)

First of all I want you to remember what our offer was. Our offer is providing $8 billion of cash into the company out of which $3.1 billion already injected in terms of the convertible bonds, okay. The remaining $4.9 billion will be purely injected into the company. So total of $8 billion would be injected as a new, fresh capital equity into the company. DISH offer is zero into the company, zero, versus $8 billion fresh equity capital into the company; that is huge difference.

(Slide 9)

So what SoftBank is offering is pre-synergy, before synergy, okay. His number of $7 included synergies, which is somewhat misleading. So pre-synergy, we have to compare his pre-synergy number and our pre-synergy number apple-to-apple. So first let’s go pre-synergy number, SoftBank is offering $6.38, okay, this is already announced, this is a fact, $6.38 pre-synergy number. It’s already on the table. It’s already done deal.

(Slide 10)

The Sprint (SIC “DISH”) offer, they say it is $7. Well, let’s look at in more detail. $7 is very much misleading number, because that include many things.

(Slide 11)

First of all, you have to adjust for new DISH share dilution. And then you have to have – you have to add $9.3 billion of incremental debt. So, they’re acquiring with additional debt, you have to include that debt. And then there is a $7.9 billion worth of cash outlay. Cash is going out of the company, $7.9 billion. So, you have to adjust. This $0.25 worth of financial effect of the dilution, okay. This is leaking out $0.25. This is the fact, okay. So, $7 is actually $6.75. But is this $6.75 right number? The answer is no, because it’s still incomplete. You have to deduct $0.09, because if Sprint shareholders eventually accept their offer, then Sprint have to pay penalty to SoftBank. That penalty is $600 million. And then there is a $400 million worth of transaction fee – transaction expense. That transaction expense is the debt prepayment of financing the debt. Initial cost of financing that they have to pay. The lawyer’s fee. Lawyer’s fee is almost $100 million. That’s amount of money SoftBank is also paying. So, it’s going to cost also to them, could be more in their case. It’s that kind of scale.

And then there is a financial investor – financial advisors. The investment bankers fee that they also have to pay. All these added together is at least $400 million, that’s our estimate. So total, their cost is $1 billion that they have not incorporated into this $6.75. So, they have to deduct $0.09 out of that.

(Slide 14)

And then there is a one-year time cost. Sprint cost of equity is 10%. Sprint cost of equity is 10%. Our offer is immediate. In two months, shareholders can receive payment from us. But in the case of DISH, the payment will be delayed another year. That cost of the equity, cost of the capital for Sprint case is about 10%. So, Sprint shareholder’s cost is 10%. So, our payment, their payment, one year difference. You cannot compare apple-to-apple in that scenario, okay. So, you have to deduct $0.61 out of that.

(Slide 15)

Not only payment penalty that you have to pay as a discount, but also competitiveness. Sprint is very aggressively now building up the network. AT&T and Verizon has LTE coverage for almost 280 million population coverage. For smartphone, if you have LTE coverage or not LTE coverage, it’s a huge difference. And so, therefore Verizon is winning customer acquisition. Verizon is increasing profit. Sprint has been struggling because the network quality is not good. So Sprint with a network vision that they’ve already announced is trying to catch up the situation very aggressively. But if our deal does not go through with SoftBank, the Sprint network vision would have no cash, no capital. So, their deployment of network vision would be delayed more than one year, and they would not have enough cash to do so because they don’t have cash injection into the company.

So DISH offer does not provide cash into the company to deploy network vision that Sprint already exercised, so loses the competitiveness.

(Slide 16)

Even without counting those issues, just on pure cash basis, Sprint shareholders would be disadvantaged. So, the number is more like $6.05, pre-synergy. Of course you have to add synergy.

(Slide 17)

But for SoftBank number, I’d say $6.38 is pre-synergy. So, if you want to compare apple-to-apple, you have to compare our $6.38, which is a pre-synergy number and $6.05 as a pre- synergy number for DISH proposal. Then you’re comparing apple-to-apple, $6.38 versus $6.05. That’s the number you have to look at. Both company’s offer as pre-synergy, okay. Of course there is a synergy, so let’s talk about synergy as a next step.

(Slide 18)

Value per share post-synergies, okay.

(Slide 19)

So DISH said, they would like to claim that they can offer $11 billion worth of cost synergies. Well, they have pointed out only synergy of the positive side. In order to do cost synergy, you have to also count the integration cost, okay. The industry average of integration cost is about $2.6 billion for this kind of scale of transaction. That’s the industry average, but they have not taken this into their consideration.

So if you put those, then the synergy is $0.75, okay.

(Slide 20)

But as I said, two silos of two separate balance sheets of DISH and Clearwire, because of two different lenders, synergy is actually difficult to exercise. But even if we accept 100% of their claim of about $11 billion of synergies, you have to deduct $0.75.

And then they say they have frequency, a two gigahertz frequency spectrum. Well they point out only good part about that frequency spectrum. However in order to deliver that kind of network service, you have to build out. The CapEx required to do that by U.S. analysts on the average says $6 billion. And we believe that $6 billion of CapEx to exercise that two gigahertz frequency spectrum is about right, okay. So, if you take that cost into consideration and that is $0.47, and then there is a time value discount also on the synergy.

(Slide 21)

So, total, you have $6.31, that is the post-synergy number, okay. Pre-synergy is $6.05. Post-synergy, $6.31. That is more complete picture of DISH proposal, okay. Now, let’s compare with SoftBank scenario.

(Slide 22)

SoftBank pre-synergy, as I said, was $6.38. SoftBank offers not only capital, but also provide scale. As I said, scale is almost everything in our industry. We provide global scale, and that is going to be $1.27 , okay, synergies. Because we provide handsets volume in scale, network equipment procurement, okay, and IT, OpEx and all of those, okay. So, let’s have a look at more detail.

(Slide 23)

With SoftBank synergy, SoftBank plus Sprint together, we would become the biggest customer for procuring from Ericsson. We would be the biggest customer from Alcatel-Lucent. We would be biggest customer from Samsung, okay. We would be almost biggest to iPhone also. So, we are world largest customer for many of these key vendors, okay. DISH brings zero volume into advantage. SoftBank brings a lot of volume in scale.

And also SoftBank has, as I said, in the SoftBank financial result announcement, SoftBank is growing highest in the world in EBITDA and has highest EBITDA margin in the world, among any mobile carriers. So, we can provide those know-hows into synergies. And we are working with Sprint management every week to go into every detail about this synergy calculation. We can bring about $2 billion of synergies every year, okay including the integration cost and so on. Net synergies that we can provide is about $2 billion a year. So, we provide very good result.

(Slide 24)

As I said, the scale of smartphone purchasing, smartphone procurement, we become suddenly the scale – same kind of scale of AT&T and Verizon, okay, AT&T and Verizon. DISH does not bring any single unit for synergy volumes, okay.

(Slide 25)

For the network equipments, other than China, okay, we become the largest in the world. For Chinese network equipments, Chinese vendors are leading players for China Mobile and other Chinese network providers. So excluding China, SoftBank and Sprint combination bring the largest volume of procuring equipments in the world for Ericsson, for Nokia, for Samsung, Alcatel-Lucent, and so on, okay. So we will be the largest customer. DISH does not bring any of this volume.

(Slide 26)

As I said, SoftBank, since two weeks after signing definitive agreement, that was September last year, in – from October, we started this kind of mutual exchange of information, the know-hows, okay, and joint planning session post closing, together, every week. Even this morning we had a weekly video conference with them, even including this morning. We are confident about our number for the synergy.

How could DISH have a confidence in their synergy number, because they have not done any due diligence at all? So it’s their imaginary number, their wish number. Even if you accept 100% of their wish number, their number of proposal is less attractive than ours.

(Slide 27)

So, SoftBank has it simple, pre-synergy $6.38, post-synergy $7.65.

(Slide 28)

Therefore the result, apple-to-apple comparison, we are 21% premium to DISH offer, okay. Some people asked me, wouldn’t SoftBank be increasing their price for the offer. Why should we? We are already providing a better deal than DISH proposal. It is already agreed deal with Sprint management and Sprint board with SoftBank, with a definitive agreement. We finished this transaction by July 1, okay. So now let’s go over once more.

(Slide 29)

DISH presentation says they are premium, but that’s wrong, wrong number. That’s cross-bar, okay. And then apple- to-apple comparison pre-synergies, okay, $6.38 versus $6.05. Our offer is 5% better than their offer. Post-synergy, our proposal, our agreed term is 21% premium to their offer, okay. So this is the per share value that we have to first change our understanding – misunderstanding. Their offer is one year behind. They are not even counting the cost of the money for one-year, okay. It’s totally wrong.

(Slide 30)

Not only that, we have to look at capital structure and the governance.

(Slide 31)

Capital structure, our net debt leverage would be 3.0x. The average net debt – the total net debt situation would be 5.9x, okay, of the EBITDA. DISH has 6x leverage already, very much leveraged. And on top of that, with different lenders, the lender to DISH and lender to Sprint would be different. And that will be different, it’s already a comment made by DISH executive. It will be financed mostly by Sprint’s balance sheet, okay, for the acquisition. When you do Sprint balance sheet financing debt, Sprint has to go and ask to the debt holders, “Can we borrow money more?”, and that leverage would be 7.6x. It almost becomes crazy number, it’s insane number, that you believe that this could be done in a smooth manner, okay. It is overly leveraged company.

Not only the ratio, let’s look at the scale of the debt.

(Slide 32)

It is going to be $50 billion of gross debt. That is going to be one of the highest leveraged company in the world of any industry, one of the highest.

(Slide 33)

One of the highest, but definitely in a telco industry, for mobile company, this 5.9x the leverage would be highest leverage ratio company in the world. It’s a very dangerous situation. $50 billion worth of gross debt. It’s a very dangerous situation.

If Sprint shareholders can receive everything in cash, they don’t have to worry about this. Only DISH shareholders should worry about, because DISH offer is cash plus equity, cash plus share of DISH. And DISH consolidated would have highest leverage in our industry.

(Slide 34)

Not only that, governance issue. While Mr. Ergen would own 36% of the equity share, DISH shareholders would own 32%, Sprint shareholders would own 32%. But in reality, Mr. Ergen has a super voting power share, and that super voting power share brings himself 85% controlling share, voting control of the combined company. So, in effect, it’s actually – it’s not DISH acquiring Sprint, it’s almost the other way. Sprint is acquiring DISH, giving away the controlling power of the company to one single person, Mr. Ergen, okay. Many people tell me Masa Son is a one man show company of SoftBank. Well, I’m not that much aggressive to get 85% voting power to myself. I am behaving a little bit better. Okay?

(Slide 35)

Anyhow SoftBank will propel the growth of Sprint.

(Slide 36)

Our track record of innovation and operational excellence will drive Sprint shareholders value. I said this in October last year, I said the definitive agreement was September 9, that was my miss memory, it was October 15. We made the announcement that shaking hands with a definitive agreement with Sprint management and Sprint board members.

We bring the partnership with the respect of each other. See this picture, I respect the big guy, he is a much taller guy. I’m behaving myself, making myself shorter in the picture. We have a mutual respect between Sprint management and SoftBank management. I think the result would be better if we have mutual respect of each company.

(Slide 37)

In the case of DISH offer, Mr. Ergen would have 85% voting power individually by himself and he himself said by himself , quote unquote, “I am not an expert of the network vision. They certainly have more expertise in that than we do.” , okay. So he himself admit he is amateur to our mobile industry. He does not have any expertise in our network. He does not have any history in our industry. So he is a newcomer, totally, totally newcomer. Okay. So he says he is not an expert in our industry. Now let’s look at his own expertise.

(Slide 38)

His own expertise in his own industry- is he succeeding. He is much less profitable than his own competitor, only even counting United States. DirecTV has not only U.S. but other countries, they’re much bigger, much more successful. But only even counting U.S. versus U.S., DirecTV is much more successful, much more successful, much more profitable. So in his own expertise industry, the history tells that his return, his result is not that great.

(Slide 39)

As I said, smartphone is the key to the success for our industry. Smartphone is almost everything that we need to succeed in our industry going forward, okay, not the feature phone, not the traditional telecoms technology world. Well, in the smartphone industry, does DISH have any partnership, any friends that they can count on? We do, because we are the biggest customer for almost everybody listed here, okay.

(Slide 40)

We have a track record. We moved into the smartphone industry quicker than almost anybody, more aggressive than almost anybody in the world. Therefore, SoftBank result is number one in the world in profitability and number one in the world in growth of the profit, okay. DISH has none experience of smartphone. No track record.

(Slide 41)

As I said, SoftBank is growing quickest in the world. That expertise, that track record, we can bring to Sprint shareholders.

(Slide 42)

As I said, we are the most profitable company in the world in our industry, 50% EBITDA margin. Well, Sprint is 17%, DISH is also 17%, okay. Can DISH with its own know-how of their own track record of 17% profitability, can they improve Sprint’s situation without any know-how, any track record in our industry? It’s no longer industry with low-tech. This is the industry of high-tech. You need deep understanding of our high-tech industry, okay. It’s no longer a commodity industry.

(Slide 43)

Let’s look at DISH track record, in their own expertise, they are flat. We have been growing very quickly turning around the company, okay.

(Slide 44)

DISH EBITDA is peaked. Our EBITDA, as I said, growing quickest in the world. Where is the synergy? With one, without any good track record, where is the synergy? From different industry – mobile industry does not gain – get any synergy out of different industry. How can DISH bring, DISH know-how. We don’t need a satellite DISH to have a better smartphone experience, okay.

(Slide 45)

So, let me summarize, okay. Our price offer is better than theirs, 21% premium to their number. Our timing is one-year quicker, at least. Our leverage is much more healthier than theirs. They’re a highest leverage company going to be in the world. Structure, very complicated in their proposal.

Financing uncommitted, we are committed. Mobile expertise, we have the best expertise in the world, most profitable, growing quickest.

(Slide 46)

Synergies, it’s unclear. They have not studied anything inside the company, we have. We have very much detailed study and already working together for that as a preparation. Partnering, track record of the both two companies. Governance, 85% super voting power into one single person who has no experience or expertise in our industry. Tax, we’re more efficient, they are inefficient. Spectrum, we don’t need their spectrum. Their spectrum is not the industry standard.

(Slide 47)

So as a conclusion, we provide 21% better premium to Sprint shareholders than DISH proposal.

(Slide 48)

So SoftBank plus Sprint, positioned for growth. Positioned for growth. We would bring growth to Sprint, which Sprint has not seen for many years. SoftBank has proven track record for the growth. Let me have this opportunity to succeed another American dream, for the sake of U.S. customers, for the sake of Sprint shareholders. Thank you very much.

QUESTION AND ANSWER SECTION

Q

I am Hayakawa from Credit Suisse. Thank you very much for explanation. So, looking at the balance sheet of DISH, I believe that this is very tough proposal that’s something that I feel so far. And also with your clear explanation, I understand that the SoftBank offer is superior. That’s something very easy to understand. But at the same time DISH has actioned towards Clearwire, which Sprint is trying to take 100% acquisition.

In the this time proposal by DISH to Sprint, even that it’s only the kind of the dream or the illusionary, but impact to Clearwire by Sprint, may have some impact by this proposal by DISH? That’s one question. What kind of the impact will be made from – for the Clearwire acquisition by Sprint? And I – second question, I believe that that Mr. Charles Ergen may understand that they have some way – somewhere that they will be able to meet in between the bridge. What is the kind of situation that you will be able to meet the bridge with Mr. Charles Ergen?

Son

So, I would like to answer the question in English for the English listeners. Okay. So I’m not really clear what the situation of DISH offer to Clearwire anymore, because DISH proposed the acquisition of Clearwire. Now recently they’re proposing acquisition of Sprint. So what is the today’s their stand on the offer into Clearwire, it’s unclear. So they made all kind of noise into Clearwire shareholders. Clearwire shareholders are really now should be struggling. Is the offer to Clearwire from DISH, are they still valid or it’s gone, it’s unclear, okay. So SoftBank offer is already very clear. And we are – we believe that our offer was given to Sprint and Sprint is the one that made the offer to Clearwire shareholders, okay.

So Sprint has already 51% of Clearwire’s ownership already. And Sprint has agreed with the major shareholder of Clearwire – remaining shareholder of Clearwire, such as Comcast and Intel and so on. Even if the shareholder’s vote of Clearwire at the next annual shareholders’ meeting was rejected, there is already existing signed contract – signed definitive agreement between Sprint and those major shareholders of Clearwire. So in the worst case, after the voting, Sprint would end up owning 65% of

Clearwire at the minimum. If the voting share – voting was accepted, it will be 100% subsidiary of Sprint. So Sprint has, as far as I know, Sprint has no intension to increase the offer to Clearwire because why should you? DISH offer is no longer valid, I think, right, at least for Clearwire shareholders, it’s unclear now. And Clearwire people – company, as a company, need cash to operate. So at the worst case, Sprint end up 65% and most likely 100%.

If Sprint needs to increase the offer price, Sprint and SoftBank has a definitive agreement that Sprint need consent from SoftBank, Sprint needs permission from SoftBank to increase the offer price to Clearwire. Now Sprint has never come to SoftBank for asking for raising the price – offer price to Clearwire. So, I think Sprint is pretty happy with ending up 65% ownership of the company as a minimum, but most likely would end up with 100% ownership. So that’s the situation about Clearwire, okay.

Now, as I said, normally when you come after the definitive agreement is signed, the new challenger who wants to disturb the situation would offer premium price, but this time his offer was not a premium price, as I have explained just now. Even pre-synergy, even before synergies, both company comparing. So, I really wonder what is his offer, it’s very confusing. Why is he making such an offer, which does not even make sense, okay. He does not even count the time value cost of one year of capital cost to the shareholders. It’s a simple mathematics that everybody has to count, if that kind of one year difference. He has not even counted that, okay. So, I’m really confused why is his offer make any sense.

But anyway, I don’t know what would be his situation post this shareholders’ vote. It’s his business. I understand he has a frequency 2 gigahertz, which supposed to be the satellite frequency in the past and he recently got the government approval to use it for mobile services. But that has a four years time limit, within four years he has to use the frequency spectrum for the usage, otherwise his time expire or license expire. So I think he is in a desperate situation at this moment, but that is his problem. Why should Sprint shareholders accept his headache? Okay. Why should Sprint shareholders should accept the satellite broadcasting business which is saturated, which is not growing, which is having another different kind of headache? Why should Sprint shareholders buy that kind of headache by diluting? So okay, anyway maybe, I shouldn’t talk too much about his situation. We should just talk about our situation. Thank you very much. Okay.

Q

I’m Kotani from Nikkei Shimbun. I have two questions. You mentioned synergy. You expect the synergy to be $2 billion. But how the synergy could be created, could you explain that? And what’s your vision for the Sprint in your view? How the Sprint could be in years later?

And second question, well, you make a presentation in English speaking for the English speaking audience, but I am cynical person, you are making presentation in English because you are desperate. You really want to – you are desperate to gain the Sprint shareholders’ support. But what do you think about of your situation?

Son

Well, we have accountability as a head of listed company and DISH explained their offer. So we have also accountability about our proposal and it’s high time for us to make. In English, DISH has made their offer and they made explanation about their offer. We were quiet about a counter argument on their proposal. So this is the first time opportunity for me to have a public presence to the journalists and analysts and so on. There are many institutional shareholders from overseas to SoftBank, so it’s a good opportunity for SoftBank to talk about our situation, clearing insider issue of our financial result, that we have grown the quickest in the world. We have highest profit in the world. Those are the facts that I can refer now because today is the first time explanation of our annual financial result. So clearing our insider issue, today’s the first time, first opportunity that SoftBank can provide our explanation in the public format. So this is the opportunity to explain about the more real situation of the two companies’ offer. Okay? Any other question? You can ask question in Japanese. Or maybe you can – you may ask question in English.

Q

I am from Reuters, I have a question in English. One of the arguments that Charlie Ergen has made about his proposal being superior to SoftBank’s is that it clears a lot of national security concerns and they have less trouble getting passed U.S. authorities and regulators. What do you think about this claim? And you said that you expect the deal to be completed in July 1, are you getting indication from authorities in the United States that they are ready to clear the deal? Thank you.

Son

Yes. We have got indication from U.S., all kinds of officials that our process is going very smooth and accordingly in plan. We have already made commitment regarding national security issues that they have asked and we would not deploy any vendors that they had a concern going forward, okay. And we would also replace the equipments that already exist under Clearwire’s network with a planned schedule, okay. So, U.S. team telecom and defense and FCC, all those people had made a comment to us that if SoftBank – what SoftBank is providing is true, we feel comfortable. So, we would like to make those processes accordingly. And they also said, the U.S. company also has to follow the same national security issue.

They have the same concern even if it was American companies, which acquire the Sprint and Clearwire, they have also the same concern even if acquired by American company because for the national security issue, it’s the same issue, whether the buyer is from outside of the U.S. or from inside the U.S., the network has to be protected for the sake of national security. So, what they have to ask or watch is the same issue. It’s just – there is no government process for that.

Nevertheless, their issue is even actually more complicated because they have their own spectrum. Sprint has spectrum in some of the states. Those combined spectrum would be too much from the competitive situation. They have to examine on every states. So, the process of approval is much more complicated, much more longer process that they have to go through, because in our case we don’t have any spectrum that we’re bringing outside of Sprint and Clearwire. Our process is actually more straightforward. Okay.

Q

I have a follow-up question. And do you believe that Sprint shareholders will agree with SoftBank’s presentation that you just made here and that you will have all the votes necessary to clear the deal?

Son

Well, I am sure they need a few days to digest. Okay. Today is the first time that I am explaining our side of the story. They need to digest. I am very positive, after they understand from 360 degrees of thorough study, they would make the right choice. They would make a prudent decision. Okay.

Q

Thank you very much.

Son

Today, I proved that I can make presentation in English to this broad audience. I think my English is easy to understand for Japanese people. My English is, I should say, the international English. No more question?

Q

Just a follow-up on the last question, and what if Sprint shareholders don’t make the right choice? What’s for SoftBank, are you eyeing any – you’ve never had – you’ve always had a plan B, as much as possible, can you share with us what kind of thoughts you might have beyond Sprint?

Son

Well, first of all, in the Sprint case, as I said for shareholders, they need some days to digest what I am explaining here, so they can compare apple-to-apple, they can have more reasonable analytic way of understanding the situation. I am sure that they would have a good outcome to our proposal. So I don’t need to go to the plan B. So that’s situation I believe.

Q

I think DISH has done a very good job explaining in very easy to understand terms to the layman about how they would be able to unite all forms of entertainment on the Internet, on the TV both together on one, all in one. Can you – I understand very much from the business perspective what the Sprint SoftBank union make sense, but could you explain in very like easy to understand terms, how the union will transform the livelihood of Sprint customers?

Son

Okay, that’s a good question. So Mr. Ergen has explained his upside synergy of customer acquisition. Okay. Now you have smartphone, I believe all right, you have. So on your smartphone, do you want to attach satellite DISH into your smartphone? What kind of real useful service can you get on the smartphone that you want to connect satellite DISH it’s going to become much heavier. So I don’t see any real meaning of true value proposition that he can – they can offer to the smartphone customers. I really don’t. Okay. So it’s one thing to talk about the future dream and big mouthing about upside the synergy of customer acquisition. It’s very difficult to deliver. If he can do a very positive customer acquisition in his own field, he should have proven that in the last 10 years. His customer acquisition is actually flat. The company is not growing at all in the last 10 years.

So if you have not proven in your own expertise, how can you prove your future synergy of bringing unnecessary satellite broadcasting service into smartphone. People watch video through YouTube. Okay. You don’t need the satellite to watch the video on smartphone, people would laugh that you would watch video over satellite, I really don’t understand, it doesn’t make sense. While in the case of SoftBank, even in the same industry, okay, people say, very difficult to differentiate each other, the mobile industry is matured and saturated and difficult – handling the same handset and using the same equipment in the network. In that competitive market, SoftBank has proven over-and-over that we’re growing top line and bottom line quickest in the world, and are most profitable, providing 50% EBITDA margin against 17%, okay.

So, I don’t talk about any confidential strategy about the future. I’ve never spoken our confidential strategy about SoftBank in the past. I really don’t, because I don’t want my competitor to take a peek on our future confidential secret weapon, okay. Steve Jobs never tells his next product before his announcement of actual product, okay. A good fighter never talks about the next strategy in public. He wants to keep it confidential.

So, I’m keeping it very, very confidential what I do as a new innovative product or services, how to grow the top line. So, in my presentation, I did not add any positive upside of customer acquisitions and growing top line. And he has talked about his dream of combining satellite and mobile and bringing some – claiming new exciting service. To me it’s ridiculous, okay. If I have some confidential secret weapon, I don’t talk about it. The fact he is talking about it already means something to me, okay. I just deliver the result instead of big mouthing the future, okay.

One last question. This gentleman, please.

Q

Thank you for all the very detailed explanation. And I felt your argument is very strong. And I got confidence that you will have a very strong possibility to win over the shareholders’ meeting. But I just would like to clarify, what the intention of the CEO of DISH. As you said, it’s kind of confusing to me, is his offer is actually is the one you explained here? It sounds like there is no sense, he brought his ideas to the market. And I just cannot understand why he did. And so, I just suppose, he might have some other elements which you might not know yet. In other words there might be some hidden elements under his offer, and also according to some several media informed to the market SoftBank said your company does not understand very well about the idea or background of the DISH offer. So, I assume now you fully understand the DISH offer inside, is that correct?

Son

Yeah.

Q

Okay. If your understanding of the DISH offer is very correct and accurate, what’s going to be the next offense or next trial by DISH until June 12. I believe the extraordinary shareholders’ meeting will be held on June 12, is it correct? So I think he won’t be just mute. I think he will do something. So, what do you expect, what he will do next step and let me.

Son

Okay. I really don’t understand what is his hidden agenda or what is his tactics or strategy. But at least we have analyzed his offer and then our offer in very detail, okay. And now we are confident that our offer is 21% superior, premium to his offer. That is one thing very clear in our mind, okay.

And regarding his agenda, I don’t want to just guess his position, anybody can guess. So, I think you just have to ask to him, what is his agenda. But at least in our mind, the offer that he made and offer we have, the signed definitive agreement we have, the comparison is now clearly made.

Q

Thank you. I just want kind of remark, when you talked about acquiring Vodafone, I think the leverage was very high. And I just felt that DISH offer is very much leveraged one, and at the time SoftBank did merger with very high leverage. I think leverage is actually the issue and the matter that for some cases, leverage is not the big obstacle. But in this case, I totally agree with your argument. So I hope your offer will be going through. Thank you.

Son

Yes. I should say, I’m expert of leverage. We have done many, many debt financing in the past, okay. But at least we have delivered the result, highest profitability and highest growth in profit in our industry. At least we have proven that. DISH in their company’s history has never done any large-scale acquisition. They have acquired bankrupt company and they aggregated bankrupt company’s frequencies, in my understanding. They have never done this scale of financing. They have never proven their acquisition with required partnership in the high-tech industry. It is not in their track record at all, okay. So at least that is the fact. I don’t want to criticize them. I just want to point out the fact, okay. I have a high respect to Mr. Ergen as an entrepreneur, as a strong leader, as a strong businessman, and not afraid of any criticism, like most hated company in the U.S. or whatever criticism. He does not slowdown his business activities. In that sense, I have a high respect to him. So, as I said today, I don’t want to criticize them. I just want to point out the facts between the two different offers. Okay. Thank you very much.

ATTACHMENT

SoftBank

Transaction with Sprint

April 30, 2013

SoftBank Corp.

SoftBank Delivers

Superior Value

to Sprint Shareholders

DISH Proposal is Incomplete and Illusory

SoftBank

$ 6.22

Transaction Value per DISH Presentation

dish

$ 7.00

Proposal Value per DISH Presentation

*Created by SoftBank based on respective company’s publicly available information.

SoftBank Transaction Provides 21% Premium

SoftBank dish

$ 7.65

+21%

$ 6.31

SoftBank Transaction Value

DISH Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

SoftBank Transaction is Superior

SoftBank dish

$ 7.65 (+21%) Value $6.31

July 2013 Timing Mid 2014

3.0x Leverage 5.9x

Straightforward Structure Separate Silos (7.6x Telco Leverage)

Fully Financed Financing Uncommitted Financing

Mobile Technology / Operational Leader Mobile Expertise None

SoftBank Transaction is Superior

SoftBank dish

Global Scale / Expertise Synergies Unfounded / Unrealistic

Proven Track Record Partnering Litigation History

Shareholder Protections Governance Ergen-dominated

Efficient Tax Inefficient

Well-positioned Spectrum Significant Costs

Value per Share

(Pre Synergies)

SoftBank $8bn Primary Investment

$3.1bn in October 2012 Convertible debt at $5.25 per share

$4.9bn in July 2013 Primary investment at $5.25 per share

Value per Share SoftBank

(Pre Synergies)

$ 6.38 Transaction value

Equity $ 2.35*1

Cash $4.03*2

Cash+New Sprint Equity

*Assumed pro rata subscription to cash and equity; shareholders will have the option to elect between cash and equity

*1 $5.25 per share and 0.448 exchange ratio

*2 $12.1bn to purchase 1,663mm shares at $7.30 per share

DISH’s Proposal Value dish

(Pre Synergies)

$ 7.00

Equity $2.24

Cash $4.7

Proposal Value per DISH Presentation*1

*Created by SoftBank based on respective companies’ publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

Financing Dilution dish

$ 7.00 $ (0.25)

Adjusted for:

New DISH share dilution $9.3bn incremental debt $7.9bn cash outlay

Proposal Value per DISH Presentation*1

Financing Dilution*2

*Created by SoftBank based on respective company’s publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

*2 Includes Sprint market value as of 4/12/2013. Includes $9.3bn of new debt and $7.9bn cash outlay.

Adjusted Proposal Value

dish

(Pre Synergies)

$ 7.00

$ (0.25)

$ 6.75

Proposal Value per DISH Presentation*1

Financing Dilution*2

Adjusted Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

*2 Includes Sprint undisturbed market value as of 4/12/2013. Includes $9.3bn of new debt and $7.9bn cash outlay.

Transaction Fees and Expenses

dish

$ 6.75

($0.09)

$600mm break-up fee $400mm transaction expense

Adjusted Proposal Value

Transaction Fees and Expenses*1

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

Time Value Discount

dish

$ 6.75

($0.09)

($0.61)

1 year delay in closing

Adjusted Proposal Value

Transaction Fees and Expenses*1

Time Value Discount *2

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

*2 1 year discount period for DISH proposal relative to SoftBank transaction.

Time value adjustment applied to Adjusted Headline Value, Transaction Fees and Expenses.

Timing

SoftBank

July 1, 2013 Expected Close

dish

. . . ?

Delay in NW Vision

Lose Competitiveness

Today

2012

2013

2014

Present Value per Share

dish

(Pre Synergies)

$ 6.75

($0.09)

($0.61)

$ 6.05

Adjusted Proposal Value

Transaction Fees and Expenses*1

Time Value Discount *2

Present Value Pre Synergies

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

*2 1 year discount period for DISH proposal relative to SoftBank transaction.

Time value adjustment applied to Adjusted Headline Value, Transaction Fees and Expenses.

SoftBank Transaction is Superior

(Present Value, Pre Synergies)

$ 6.38

+5%

$ 6.05

SoftBank

dish

Value per Share

(Post Synergies)

Synergies

dish

$ 6.05

$ 0.75

$11.0bn NPV of cost synergies

Less $2.6bn NPV of integration expenses Limitations / 2 separate companies

Present Value

Synergies*1

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs per average of industry transactions.

Spectrum Deployment Cost

dish

$ 6.05

$ 0.75

($ 0.47)

$6.0bn CAPEX to deploy 2GHz

Non-standard; no ecosystem No compatible handsets No revenue prospects

Present Value

Synergies*1

Spectrum

Deployment Costs *2

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs per average of industry transactions.

*2 Assumes $6bn of spectrum build out costs over 3 years discounted at 10%.

Present Value per Share

dish

(Post Synergies)

$ 6.05

$ 0.75

($ 0.47)

($ 0.03)

$ 6.31

Present Value

Synergies*1

Spectrum *2

Deployment Costs

Time Value Discount *3

DISH Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs.

*2 Assumes $6bn of spectrum build out costs over 3 years discounted at 10%.

*3 Time value adjustment applied to synergies, Spectrum Deployment Costs.

$2.0bn Annual Cost Synergies


$ 6.38
$ 1.27
Handset / Equipment / Network / IT / OPEX
No material redundancies
Cash+New Sprint Equity*1
Synergies*2

*Created by SoftBank based on respective company's publicly available information.
*1 Transaction Value delivered to Sprint Shareholders based on SoftBank transaction.
*2 Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management, tax-effected using 35% rate and discounted at 10%.

22

$2.0bn Annual Cost Synergies

Economies of Scale

Smartphone

SAMSUNG

hTC

MOTOROLA

Network

ERICSSON

Alcatel-Lucent

SAMSUNG

Operational Expertise

Mobile EBITDA

$7.8bn

vodafone

SoftBank

2004/3

’13/3 (FY)

*Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management.

Global Procurement Scale

(m)

Number of Smartphones Sold

28.8

26.9

26.5

13.3

5.6

Verizon

AT&T

Sprint / SoftBank

NTT DOCOMO

KDDI

Competitive Economies of Scale

*Others: FY2012 results

*KDDI: FY2011 results

Global Procurement Scale

($ bn)

Mobile CAPEX

20.4

11.9

10.8

9.9

8.9

7.5

3.0

China Mobile

Sprint /

AT&T

Vodafone

Verizon

NTT

KDDI

SoftBank

(Consolidated)

DOCOMO

Economies of Scale Global No. 2

*Vodafone, KDDI: FY2012/3 actual results Others: FY2012 actual results

*Created by SoftBank based on respective companies’ publicly available information.

Planning meetings

SoftBank

Present Value per Share

(Post Synergies)

$7.65

$6.38

$1.27

Cash+New Sprint Equity*1

Synergies*2

SoftBank Transaction

Value

*1 Transaction Value delivered to Sprint Shareholders based on SoftBank transaction.

*2 Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management, tax-effected using 35% rate and discounted at 10%.

SoftBank Transaction

Provides 21% Premium

SoftBank

$7.65

+21%

$6.31

dish

SoftBank Transaction Value

DISH Proposal Value

*Created by SoftBank based on respective companies’ publicly available information.

Value per Share

SoftBank

$ 6.22

$ 6.38 (+5%)

$7.65 (+21%)

DISH Presentation

Pre Synergies

Post Synergies

dish

$ 7.00

$6.05

$6.31

Capital Structure & Governance

Superior Capital Structure with SoftBank



SoftBank *1
Sprint
Clearwire
Net Leverage
3.0x
$ 22.6bn
Pro Forma Gross Debt
dish *2
Sprint
Clearwire
Net Leverage
5.9x
Gross Leverage
7.6x
Gross Leverage
6.0x
$ 35.3bn
Sprint Silo
$ 14.2bn
DISH Silo
Pro Forma Gross Debt
Pro Forma Gross Debt

*Created by SoftBank based on respective companies' publicly available information. Excludes SoftBank financial results.

*1 Pro Forma for Clearwire; excludes synergies. *2 Pro Forma for Clearwire and includes $600mm of break-up fees; excludes synergies.

31

Superior Capital Structure with SoftBank

SoftBank *1

Sprint Clearwire

Net Leverage

3.0x

$ 22.6bn

Pro Forma Gross Debt

dish *2

Sprint Clearwire

Net Leverage

5.9x

Gross Leverage

7.6x

Gross Leverage

6.0x

$50bn

Pro Forma Gross Debt

*Created by SoftBank based on respective companies’ publicly available information. Excludes SoftBank financial results.

*1 Pro Forma for Clearwire; excludes synergies.

*2 Pro Forma for Clearwire and includes $600mm of break-up fees; excludes synergies.

Increased Financial Risk

Net Debt / EBITDA Multiple

dish (DISH/Sprint)

T-Mobile Metro PCS

SoftBank (Sprint)

AT&T

Verizon

5.9x

3.4x

3.0x

1.8x

1.2x

Highest Telco Leverage Ratio in the World

Poor Governance dish

Economic Interest

32% DISH Shareholders

32% Sprint Shareholders

36% Ergen

Voting Control

DISH Shareholders

Sprint Shareholders

7.5% 7.5%

85% Ergen

*Created by SoftBank based on respective company’s publicly available information.

*Ergen includes Ergen Trust.

SoftBank Will Propel

Sprint’s Growth

“Our track record of innovation and operational excellence will drive Sprint shareholder value.”

-Masayoshi Son (October 15, 2012)

“ I’m not an expert on their Network Vision…

They certainly have more expertise in that than we do. “

- Charles Ergen

(April 15, 2013)

DISH Losing US TV Battle

dish DIRECTTV.US

14.1mm Subscribers 20.1mm

$14.3bn Total Revenue*1 $23.2bn

17% EBITDA Margin*1 24%

*Created by SoftBank based on respective companies’ publicly available information.

*1 FY2012 reported revenue and EBITDA margin.

Smartphone is the Key to Success

Google™

SoftBank

SAMSUNG

ERICSSON

QUALCOMM

Alcatel-Lucent

Intel

Nokia Siemens Networks

dish

No.1 in Smartphone Sales

SoftBank

SoftBank

NTT DOCOMO

Au

(CY)

’09

’10

’11

’12

’13

dish

None

(CY)

’09

’10

’11

’12

’13

Mobile EBITDA Growth Rate (FY2012)

SoftBank

Verizon

AT&T

China Mobile

NTT DOCOMO

(1%)

Vodafone

(8%)*1

DISH

(39%)*2

+14%

+12%

+7%

+1%

Global No.1

*Created by SoftBank based on respective companies’ publicly available information

*1 Consolidated EBITDA

*2 Consolidated EBITDA for total operation : Net Income + Income tax (provision) benefit, net + interest expense, net + depreciation and amortization

Mobile EBITDA Margin (FY2012)


SoftBank
China Mobile
Verizon
NTT DOCOMO
AT&T
Vodafone
DISH
50%
48%
47%
42%
39%
33%*1
17%*1
Global No.1

*Created by SoftBank based on respective companies' publicly available information.
Mobile EBITDA margin = Mobile EBITDA/ Mobile Telecom Service Revenue

*1 Consolidated EBITDA Margin for total operations

42

Subscribers



SoftBank
(m)
45
30
15
0
vodafone
15.0m
Rapid Growth
41.9m
2004/3
'05/3
'06/3
'07/3
'08/3
'09/3
'10/3
'11/3
'12/3
'13/3
(FY)

*SoftBank Mobile: Sum of SoftBank Mobile, Willcom, and EMOBILE's accumulated subscribers dish
(m)
45
30
15
0
No Growth
9.4m
14.1m
'03/12
'04/12
'05/12
'06/12
'07/12
'08/12
'09/12
'10/12
'11/12
'12/12
(FY)

*Pay-TV subscribers

43

EBITDA

($ bn)

SoftBank

7.8bn

(margin 50%)

8.0

vodafone

Turnaround

6.0

4.0

2.0

2004/3’05/3

’06/3

’07/3 ’08/3 ’09/3 ’10/3 ’11/3 ’12/3

’13/3

(FY)

* EBITDA of mobile communications segment

dish

($ bn)

8.0

6.0

Peaked

4.0

2.4bn

(margin 17%)

2.0

2003/12’04/12 ’05/12 ’06/12 ’07/12 ’08/12 ’09/12 ’10/12 ’11/12 ’12/12 (FY)

*Consolidated EBITDA for DISH : Net Income + Income tax (provision) benefit, net + interest expense, net + depreciation and amortization

SoftBank Transaction is Superior

SoftBank

dish

$ 7.65 (+21%)

Value

$6.31

July 2013

Timing

Mid 2014

3.0x

Leverage

5.9x

Straightforward

Structure

Separate Silos

(7.6x Telco Leverage)

Fully Financed

Financing

Uncommitted Financing

Mobile Technology / Operational Leader

Mobile Expertise

None

SoftBank Transaction is Superior

SoftBank

dish

Global Scale / Expertise

Synergies

Unfounded / Unrealistic

Proven Track Record

Partnering

Litigation History

Shareholder Protections

Governance

Ergen-dominated

Efficient

Tax

Inefficient

Well-positioned

Spectrum

Significant Costs

SoftBank Transaction Provides 21% Premium

SoftBank dish

$7.65

+21%

$6.31

SoftBank

Transaction

Value

DISH

Proposal

Value

*Created by SoftBank based on respective company’s publicly available information.

SoftBank + Sprint® ™

Positioned for Growth

Copyright (C) 2013 SoftBank Corp., All rights reserved.